SINO-FOREIGN JOINT VENTURE ENTERPRISE

YICHANG SPUR CHEMICALS LTD.

Articles of Association

CHAPTER 1 GENERAL PROVISIONS

Article 1 Pursuant to the Company Law of the People’s Republic of China, Sino Foreign Joint Venture Enterprises Law of the People’s Republic of China, and Implementation Rules of the Sino-Foreign Joint Venture Enterprise Law of the People’s Republic of China, the Parties to the Joint Venture Contract dated November , 2003 wish to establish Yichang Spur Chemicals Co. Ltd. (the “Company”) at Yidu, Hubei, China.

Article 3 The Parties to the Company are Hubei Yichang Phosphorus Chemicals Group Company (“Yichang Phosphorus”) with a legal address at 114 Yanjiang Avenue, Yichang City, Hubei Province, China, Post Code: 443000 and Qin Qigui as the legal representative, Spur Chemicals (BVI) Inc. (“Spur”) with an address at Road Town, Tortola, British Virgin Islands and Yingbin Ian He as the legal representative, and Yidu Yuanfeng Chemical Ltd. (“Yuanfeng”) with a legal address at 2 Huagong Road, Zhicheng Town, Yidu City, Hubei, China 443311 and Wang Lin as the legal representative.

Article 4 The organizational form of the Company is limited liability. The Parties liability to the Company shall be limited to the registered capital of the Company.

Article 5 The Company shall enjoy the status of an enterprise legal person under the laws of China. The Company shall be governed and protected by Chinese law. All activities of the Company shall abide by laws, orders, and relevant regulations of China.

CHAPTER 2 PURPOSE AND SCOPE OF BUSINESS

Article 6 The Purpose of the Company is to make full use of the advantages and resources of the Parties, manufacture and sell NPK fertilizers, chemical products, and related products continuously improve product quality and after-sale service, and obtain satisfactory economic benefits.

Article 7 The business scope of the Company is to research, develop, manufacture, and sell phosphate fertilizer products and related by-product as well as provide after-sale services.

Article 8 Production facilities of Xinyuan have a designed production capacity of One Hundred Thousand (100,000) metric tonnes per year (t/y) compound phosphate fertilizers. The Company shall carry out its investment activities in two stages to expand the current capacity. In the first stage, the Company shall build a phosphoric acid plant with a production capacity Sixty Thousand (60,000) metric tonnes per year (t/y) P2O5. In the second stage, the Company shall build a phosphate fertilizer plant with a production capacity of Two Hundred Thousand (200,000) metric tonnes per year (t/y) phosphate fertilizers. Upon the completion of the second stage, the Company shall achieve a final capacity of Sixty Thousand (60,000) metric tonnes per year (t/y) phosphoric acid and Three Hundred Thousand (300,000) metric tonnes per year (t/y) phosphate fertilizers. The eventual production capacity shall be One Million (1,000,000) metric tonnes per year.

Article 9 Products of the Company shall be sold both inside and outside China. The ratio between international sale and domestic sale shall be decided by the Board of Directors based on market conditions.

CHAPTER 3 TOTAL AMOUNT OF INVESTMENT AND REGISTERED CAPITAL

Article 10 The total amount of investment of the Company is One Hundred and Nine Million Nine Hundred Sixty Thousand RMB Yuan (RMB ¥109,960,000). The registered capital of the Company is Fifty Four Million Nine Hundred Eighty Thousand RMB Yuan (RMB ¥54,980,000). The Parties shall contribute their registered capital in two stages.

In the first stage, Yichang Phosphorus shall contribute its entire equity interest in Yidu Xinyuan Chemical Ltd. (“Xinyuan”), equivalent to Six Million Seven Hundred and Eight Thousand RMB Yuan (RMB¥6,708,000), to the registered capital of the Company, accounting for Twenty-Seven Percent (21%) of the registered capital. Spur shall contribute foreign hard currency, equivalent to Twenty Million Seven Hundred Sixty Two Thousand Eight Hundred Fifty Seven RMB Yuan (RMB ¥20,762,857), to the registered capital of the Company, accounting for Sixty-Five (65%) of the registered capital. Yuanfeng shall contribute its entire equity interest in Xinyuan, equivalent to Four Million Four Hundred and Seventy Two Thousand RMB Yuan (RMB ¥4,472,000), to the registered capital of the Company, accounting for Eighteen Percent (14%) of the registered capital.

In the second stage, the Parties shall make their contributions in the registered capital of the Company in accordance with the decisions of the Parties based on the progress and outcome of the first stage investment.

Article 11 After the Parties has contributed its investment, and a registered accountant appointed by the Company has verified its investment and issued a report, the Company shall issue an investment certificate to the Parties. The investment certificate shall include name of the Company, date of establishment of the Company, investor to the Company and amount of the investment, date of the commitment of the investment, and date of issuing the investment certificate.

Article 12 During the term of the Company, the Company shall not reduce its registered capital.

Article 13 Any increase of the registered capital shall require the consent of all the Parties. The increase shall be in accordance with the proportion of the Company's investment held by the Parties and be reported to the original examination and approval authority for approval.

Article 14 Any increase of the registered capital of the Company shall require unanimous approval of the Board of Directors and be reported to the Ministry of Commerce (or its entrusted authority) for approval, and be presented to the State Administration of Industry and Commerce (or its entrusted authority) for registration.

CHAPTER 4 THE BOARD OF DIRECTORS

Article 15 The Company shall establish a Board of Directors. The Board of Directors is the supreme authority of the Company.

Article 16 The Board of Directors shall determine all important matters of the Company. The rights and duties of the Board of Directors mainly include:

a)	determine and approve significant reports such as production plan, annual operation, loan and use of funds proposed by the General Manager;

b)	approve annual financial report, balance budget and annual profit distribution proposal;

c)	approve significant regulations and rules of the Company;

d)	determine the establishment of branches; of the Company;

e)	revise the Constitution

f)	determine to stop production, terminate the Company or merge with other economic organization;

g)	determine the appointment of senior staff such as General Manager, Deputy General Manager, and financial controller;

h)	take responsibility for the liquidation in time when the Company terminates or expires; and

i)	other significant matters which require decision of the Board of Directors.

Article 17 The Board of Directors shall be composed of five among which one shall be appointed by Yichang Phosphorus, three by Spur, and one by Yuanfeng. A director shall serve and may be removed at the pleasure of the Party which appointed him. The Chairperson shall be appointed by Spur and the Vice Chairperson shall be appointed by Yichang Phosphorus. The term of Chairperson, Vice Chairperson and the directors shall be three years, but may be re-appointed.

Article 18 The Board of Directors shall have one Chairperson, one Vice Chairperson, and three directors.

Article 19 The appointment and replacement of directors by the Parties shall be informed to the Board of Directors by written notice.

Article 20 The following persons are not qualified to be appointed as director or senior officer of the Company:

a)	criminally convicted in China or other countries;

b)	administratively punished under the public security regulations of China; or

c)	mainly responsible for causing bankruptcy in another economic organization due to mismanagement.

Person with any one of the following circumstances shall not be appointed as the director or senior officer of the Company:

a)	without civil capacity or with restricted civil capacity;

b)
convicted for corruption, bribery, conversion of property, embezzlement or disturbing the socio-economic order and sentenced, and the time is shorter than five years from the completion of the sentence fulfillment; or convicted and deprived of political rights, and the time is shorter than five years from the completion of the sentence fulfillment;

c)
acting as the director, head, or manager of a bankrupt or insolvent company or enterprise and is personally responsible for the bankruptcy of the company or enterprise, and the time is shorter than three years from the completion of the bankruptcy and liquidation;

d)
acting as the legal representative of a company or enterprise whose business license has been revoked due to illegal activities, and being personally responsible for such illegal activities, and the time is shorter than three years from the revocation of the business license;

e)	having not paid personal debts of large amount which is overdue; or

f)	acting as a civil servant in a government department.

The responsibility and obligation of directors and senior officers include, without limitation, the following:

a)	observe the regulation of the Company, honestly perform their duties, vindicate the interest of the Company;

b)	not pursue personal ends by utilizing their status and position in the Company;

c)	not accept bribery and other illegal income by using their position and power in the Company;

d)	not possess or convert property of the Company;

e)	not embezzle the funds of the Company or lend the funds to others;

f)	not deposit the funds of the Company in his or her or any other person's personal account;

g)	not place the funds of the Company as a security guarantee for any investor of the Company or any other person;

h)
not operate for self or for others any business same with or similar to the business of the Company or conduct any activities detrimental to the interest of the Company. The income gained through such business operation or activity shall belong to the Company;

i)	not sign any contract or make any deal with the Company unless with consent from the Board of Directors or in accordance with the Articles of Incorporation of the Company;

j)	not disclose any confidential information of the Company unless with consent from the Board of Directors or in accordance with the Articles of Incorporation of the Company; and

k)	compensate the losses to Company caused by violation of law, administrative regulations or the Articles of Incorporation of the Company in his/her performance of duties to the Company.

Article 21 The meeting of the Board of Directors shall be held at least once every three months. If two or more directors put forward a proposal for a meeting, the

Chairperson of the Board of Directors shall convene an interim meeting. The Board of Directors shall keep a complete and accurate record of the meeting.

Article 22 The Chairperson of the Board of Directors shall be responsible for convening and presiding over such a meeting. If the Chairperson is unable to perform his responsibilities for some reason, he shall authorize another director to act on his behalf to preside over the meeting.

Article 23 The Chairperson of the Board of Directors shall issue a written notice fifteen (15) days in advance to all the directors. The notice shall include the agenda, date and place of the meeting.

Article 24 If any director is unable to attend the meeting of the Board of Directors, he or she may issue a letter of authorization and appoint a representative to attend the meeting on his or her behalf. If he or she does not attend the meeting at the time of the meeting, nor does he or she appoint a representative to attend on his or her behalf, he or she shall be deemed to waive his or her right to vote.

Article 25 Any meeting of the Board of Directors shall have a simple majority of the directors or representatives appointed by the directors present to constitute a quorum.

Article 26 The following matters shall require the unanimous approval of the Board of Directors to be effective:

a)	revision and amendment to the Company Constitutions;

b)	termination or liquidation of the Company;

c)	increase of the Company's registered capital; and

d)	merger of the Company with other economic organization.

Article 27 For other matters not regulated in Article 26 shall require simple majority of all the directors to decide.

CHAPTER 5 BUSINESS MANAGEMENT

Article 28 The management office of the Company shall establish production, technical, marketing, financial and administrative divisions to take the responsibilities of daily business management.

Article 29 The Company shall have one General Manager and one Deputy General Manager who shall be appointed by the Board of Directors.

Article 30 The General Manager shall be responsible to the Board of Directors, carry out all the decisions made by the Board of Directors, and organize the daily operation of the Company. The Deputy General Manager shall assist the General Manager in his work. If the General Manager is unable to perform his or her duties, the Deputy General Manager shall act on behalf of the General Manager.

Article 31 Any decision on significant matters in the Company's daily work shall be signed by the General Manager to be effective. Matters that require co-signature shall be specified by the Board of Directors.

Article 32 The terms of office of the General Manager and Deputy General Manager are two (2) years, and can be renewed upon appointment by the Board of Directors.

Article 33 Upon appointment by the Board of Directors, the Chairperson, the Vice Chairperson, and the directors can sit as General Manager, Deputy General Manager or other senior officers of the Company.

Article 34 The General Manager and Deputy General Manager shall not get involved in other economic organization's business activities that are competitive to those of the Company.

Article 35 When the General Manager, Deputy General Manager or other senior officers tender his or her resignation, he or she shall submit a report to the Board of Directors 30 days in advance. The Board of Directors may dismiss and replace senior officers by a resolution of the Board of Directors at any time.

CHAPTER 6 FINANCE AND ACCOUNTING

Article 36 The accounting and financial affairs of the Company shall be dealt with in accordance with the Accounting Law of the People’s Republic of China, Accounting System of the People’s Republic of China on Foreign Investment Enterprises and Financial Management Stipulations of the People’s Republic of China on Foreign Investment Enterprises.

Article 37 The Company's fiscal year shall run from January 1 to December 31. The financial records, vouchers, accounting books and statements shall be written in both English and Chinese.

Article 38 The Company shall use Renminbi (RMB) as its basic currency in its accounting. The conversion rate between RMB and other currencies shall adopt the actual exchange rate announced by the State Administration for Exchange Control on the date of occurrence.

Article 39 The Company shall open an RMB account and a foreign currency account respectively with a bank in China.

Article 40 The Company shall adopt the internationally accepted accrual method and debit-credit bookkeeping method. The financial books of the Company shall record the following:

a)	amount of cash income and expenditure of the Company;

b)	sales and purchase of materials of the Company;

c)	amount of registered capital and contribution to the Company; and

d)	payment, increase or transfer of the registered capital.

Article 41 The Company shall respectively submit quarterly and annual financial reports to the Parties and local tax authority if required. The annual financial statement shall be submitted to the examination and approval authority for record.

Article 42 Within the first 25 days after the end of a fiscal year, the General Manager shall be responsible to draw up balance sheet, profit and loss statement and profit allocation proposal of last fiscal year, and submit them to the Board of Directors for approval.

Article 43 The Company shall retain an accountant registered in China to audit and certify the annual financial statement, and report the result to the Board of Directors.

Article 44 The foreign currency transaction of the Company shall be conducted according to the Provisional Regulations on Foreign Exchange Control of the People’s Republic of China and other relevant regulations on foreign exchange control. The Company shall keep its foreign exchange in balance.

CHAPTER 7 PROFIT ALLOCATION

Article 45 Staff and employees of the Company shall pay individual income tax or individual income adjustment tax according to Individual Income Tax Law of the People’s Republic of China and Implementation Rules of Individual Income Tax Law of the People’s Republic of China and other relevant laws.

Article 46 The Company shall pay income tax and enjoy tax incentives according to Chinese law, particularly the provisions and preferential policy in Income Tax Law of the People’s Republic of China on Foreign Investment Enterprises and Foreign Enterprises and the Implementation Rules of the Income Tax Law of the People’s Republic of China on Foreign Investment Enterprises and Foreign Enterprises.

The Company shall apply for all incentives, exemptions, deferrals, reductions, rebate, and preferential policy in income tax, value-added tax, stamp duty, vehicle tax, environmental tax and other levies under Chinese law.

Article 47 The Company shall in accordance with Chinese law establish and maintain the social insurance coverage, including unemployment insurance, basic medical insurance, and old age pension plan. The Company shall further participate in the provision of maternity insurance, provident housing fund, and worker’s compensation program.

Article 48 After the Company has paid income tax and drawn all the required funds, the remaining profit shall be allocated to the Parties, unless the Board of Directors decides otherwise.

Article 49 The Company shall make profit distribution quarterly each year. The Board of Directors may decide not to distribute profit for a particular year. Within the first three months after the end of a fiscal year, the profit distribution plan and the profit amount to be distributed shall be announced.

Article 50 The Company shall not distribute profit unless it recovers losses from last year. The retained earnings from the previous fiscal year may be distributed along with the profit distribution for the current fiscal year.

CHAPTER 8 EMPLOYEES

Article 51 The recruitment, dismissal, resignation, salary payment, labour insurance, welfare, award and penalty, labour protection, labour discipline concerning the employees of the Company, shall be dealt with according to the Labour Code of the People’s Republic of China, the Regulations on Labour Management of Sino-Foreign Equity Joint Ventures of the People’s Republic of China, and other relevant laws and regulations.

Article 52 The Company shall hire its employees by public recruitment process. Labour contract shall be signed between the Company and the workers' union of the Company or individual employee. After the execution of the labour contract, it shall be reported to the local labour management department for record.

Article 53 If an employee violates the administrative measures and the labour disciplines of the Company, the Company shall be entitled to give to the employee a warning, keep his or her faults in record, reduce his or her wages, or even dismiss him or her, if the violation is serious.

Article 54 The salary and benefits of the employee shall be decided according to the relevant laws and regulations in China. Based on the actual situation of the Company, the Board of Directors shall determine and stipulate the salary and benefits in the labour contract.

With development of production and improvement of the employee's working ability and technical skills, the Company may raise the salary and benefits of its employees.

CHAPTER 9 LABOUR UNION

Article 55 Pursuant to the Labour Union Law of the People’s Republic of China, the employees of the Company has the right to establish a Labour Union, and carry out union activity.

Article 56 The Labour Union of the Company represents interests of the workers. Its duties are to protect the democratic right and material interests of the workers according to the law; to assist the Company to arrange and rationally utilize the bonus and welfare fund; to organize the workers to study their occupational and technical skills; to carry out entertainment and sports activities; to educate the workers to observe labour disciplines in order to accomplish the various economic goals of the Company.

Article 57 The Labour Union of the Company may mediate dispute between the workers and the Company.

Article 58 The Company shall allocate two percent (2%) of the total actual salary of the workers as funds to the Labour Union every month.

CHAPTER 10 TERM, TERMINATION AND LIQUIDATION

Article 59 The term of the Company shall be thirty (30) years, starting from the date on which the business license of the Company is issued.

Article 60 Upon a unanimous approval of the Board of Directors, the Company may apply to the Ministry of Commerce (or its entrusted authority) for the extension of the duration of the Company, one hundred eighty days before the expiry of the term of the Company.

Article 61 The Company shall be dissolved or liquidated under the following circumstances:

a)	the Company has operated for a full thirty (30) years and the Board of Directors does not extend the term of the Company;

b)	the objectives of the Company cannot be realized or are very difficult to be realized;

c)	the Company cannot continue to operate due to force majeure events and has suffered huge loss;

d)
if the Company has a cumulative loss of forty percent (40%) of the registered capital and the loss has resulted in that the Company cannot operate normally, the Parties may decide that the Company shall be terminated;

e)	the loss of the Company accounts for eighty percent (80%) of the registered capital of the Company, and the Parties decides to liquidate the Company;

f)	the Parties voluntarily or involuntarily declares bankrupt, insolvent, dissolved, or liquidated; or

g)	the Chinese government authority has struck the Company off the record or orders it to stop operations due to illegal activities.

Article 62 When the term of the Company expires or the Company is terminated before the date of expiry, the Board of Directors shall, according to the provisions of the Articles of Association, adopt liquidation procedure and principle; establish a liquidation committee; and decide the composition of the liquidation committee to carry out the liquidation for the assets of Company.

Article 63 The mandate of the liquidation committee shall be clearing the assets and debts of the Company, making a financial report and balance sheet, preparing a liquidation plan, and reporting to the Board of Directors for approval and implementation.

Article 64 During the liquidation period, the liquidation committee shall represent the Company in any legal matters involving the Company.

Article 65 The Company shall be responsible for its debts with all its assets. The remaining assets after the payment of all debts shall be distributed to the Parties on the basis of their respective share holdings in the Company at the time of liquidation.

Article 66 After the liquidation, the Company shall submit a report to the governing authority, cancel the registration with the State Administration for Industry and Commerce (or its entrusted department), return the business license, and make a public announcement.

CHAPTER 11 APPLICABLE LAWS

Article 67 The construction, validity, interpretation, performance and settlement of the disputes concerning this Articles of Association shall be governed by the laws of the People’s Republic of China. Where there are no laws governing certain matters in relation to this Articles of Association in China, international customary rules may be applied.

CHAPTER 12 RULES AND REGULATIONS

Article 68 The Company shall formulate the following rules and regulations by the Board of Director in accordance with Chinese law:

a)	Operating Management System;

b)	Workers’ Regulation;

c)	Labour and Salary System;

d)	Welfare Plan;

e)	Financial Rules;

f)	Liquidation Procedures; and

g)	Any other necessary rules and regulations.

CHAPTER 13 SUPPLEMENTARY PROVISIONS

Article 69 Any revision to the Articles of Association shall require unanimous agreement of the Board of Directors, and report to the original approval authority for approval.

Article 70 This Articles of Association shall be written in both Chinese and English, and both languages shall be equally authoritative. All important documents concerning the rights and duties of the Company shall be written in both Chinese and English and both languages shall be equally binding.

Article 71 This Articles of Association must be approved by the Ministry of Commerce of the People’s Republic of China (or its entrusted agencies), and shall be effective from the date when it is approved.

TheCorporate Seal of Hubei Yichang	)
Phosphorus Chemical Group Company was	)
hereunto affixed in the presence of:	)
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Authorized Signatory	)	c/s
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Authorized Signatory	)
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The Corporate Seal of Spur Chemicals (BVI))
Inc. was hereunto affixed in the presence of:	)
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Authorized Signatory	)	c/s
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Authorized Signatory	)
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The Corporate Seal of Yidu Yuanfeng	)
Chemical Co., Ltd. was hereunto affixed in	)
the presence of:	)
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Authorized Signatory	)	c/s
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Authorized Signatory	)

Time: November 9, 2003 Place: Yichang, Hubei, China